UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Zumiez Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

989817101

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 989817101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brentwood-Zumiez Investors, LLC 16-1635865

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 804,545*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 804,545*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 804,545*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%**

12.	Type of Reporting Person (See Instructions) OO

* The membership interests of Brentwood-Zumiez Investors, LLC are held by Brentwood Associates Private Equity III, L.P., Brentwood Associates Private Equity III-A, L.P., and BAPE III Executive Fund, L.P. (collectively, the “Brentwood Funds”).  Brentwood Private Equity III, LLC is the general partner of each of the Brentwood Funds.

** Based on 13,627,989 shares of the Issuer’s Common Stock outstanding as of December 15, 2005

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brentwood Associates Private Equity III, L.P. 95-4746353

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 804,545*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 804,545*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 804,545*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%**

12.	Type of Reporting Person (See Instructions) PN

* The membership interests of Brentwood-Zumiez Investors, LLC are held by Brentwood Associates Private Equity III, L.P., Brentwood Associates Private Equity III-A, L.P., and BAPE III Executive Fund, L.P. (collectively, the “Brentwood Funds”).  Brentwood Private Equity III, LLC is the general partner of each of the Brentwood Funds.

** Based on 13,627,989 shares of the Issuer’s Common Stock outstanding as of December 15, 2005

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brentwood Associates Private Equity III-A, L.P. 95-4785505

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 804,545*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 804,545*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 804,545*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%**

12.	Type of Reporting Person (See Instructions) PN

* The membership interests of Brentwood-Zumiez Investors, LLC are held by Brentwood Associates Private Equity III, L.P., Brentwood Associates Private Equity III-A, L.P., and BAPE III Executive Fund, L.P. (collectively, the “Brentwood Funds”).  Brentwood Private Equity III, LLC is the general partner of each of the Brentwood Funds.

** Based on 13,627,989 shares of the Issuer’s Common Stock outstanding as of December 15, 2005

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAPE III Executive Fund, L.P. 95-4785500

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 804,545*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 804,545*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 804,545*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%**

12.	Type of Reporting Person (See Instructions) PN

* The membership interests of Brentwood-Zumiez Investors, LLC are held by Brentwood Associates Private Equity III, L.P., Brentwood Associates Private Equity III-A, L.P., and BAPE III Executive Fund, L.P. (collectively, the “Brentwood Funds”).  Brentwood Private Equity III, LLC is the general partner of each of the Brentwood Funds.

** Based on 13,627,989 shares of the Issuer’s Common Stock outstanding as of December 15, 2005

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brentwood Private Equity III, LLC 95-4746354

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 804,545*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 804,545*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 804,545*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%**

12.	Type of Reporting Person (See Instructions) OO

* The membership interests of Brentwood-Zumiez Investors, LLC are held by Brentwood Associates Private Equity III, L.P., Brentwood Associates Private Equity III-A, L.P., and BAPE III Executive Fund, L.P. (collectively, the “Brentwood Funds”).  Brentwood Private Equity III, LLC is the general partner of each of the Brentwood Funds.

** Based on 13,627,989 shares of the Issuer’s Common Stock outstanding as of December 15, 2005

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William M. Barnum, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 810,545*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 810,545*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 810,545*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%**

12.	Type of Reporting Person (See Instructions) IN

*  William M. Barnum, Jr. holds 6,000 shares of the Issuer’s common stock.  The membership interests of Brentwood-Zumiez Investors, LLC are held by Brentwood Associates Private Equity III, L.P., Brentwood Associates Private Equity III-A, L.P., and BAPE III Executive Fund, L.P. (collectively, “Brentwood Funds”). Brentwood Private Equity III, LLC is the general partner of each of the Brentwood Funds.  Mr. Barnum is a managing member of Brentwood Private Equity III, LLC, and thus has voting power, investment power and dispositive power over 804,545 shares held by Brentwood-Zumiez Investors, LLC.  Mr. Barnum disclaims beneficial ownership of the shares held or controlled by Brentwood-Zumiez Investors, LLC except to the extent of his pecuniary interest therein.

** Based on 13,627,989 shares of the Issuer’s Common Stock outstanding as of December 15, 2005

Item 1.
	(a)	Name of Issuer Zumiez Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 6300 Merrill Creek Parkway, Suite B Everett, Washington 98203

Item 2.
(a)

Name of Person Filing
Brentwood-Zumiez Investors, LLC
Brentwood Associates Private Equity III, L.P.
Brentwood Associates Private Equity III-A, L.P.
BAPE III Executive Fund, L.P.
Brentwood Private Equity III, LLC
William M. Barnum, Jr.

	(b)	Address of Principal Business Office or, if none, Residence c/o Brentwood Associates 11150 Santa Monica Blvd, Suite 1200 Los Angeles, California 90025
	(c)	Citizenship See the responses to Item 4 on the attached cover pages.
	(d)	Title of Class of Securities Common Stock, no par value
	(e)	CUSIP Number 989817101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b) Percent of class: See the responses to Item 11 on the attached cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006

BRENTWOOD-ZUMIEZ INVESTORS, LLC

By:	Brentwood Associates Private Equity III, L.P.
Its:	Managing Member

By	/s/ William M. Barnum, Jr.

Name: William M. Barnum, Jr.
Title: Managing Member of General Partner

BRENTWOOD ASSOCIATES PRIVATE EQUITY III, L.P.

By:	Brentwood Private Equity III, LLC
Its:	General Partner

By	/s/ William M. Barnum, Jr.
Name: William M. Barnum, Jr.
Title: Managing Member

BRENTWOOD ASSOCIATES PRIVATE EQUITY III-A, L.P.

By:	Brentwood Private Equity III, LLC
Its:	General Partner

By	/s/ William M. Barnum, Jr.
Name: William M. Barnum, Jr.
Title: Managing Member

BAPE III EXECUTIVE FUND, L.P.

By:	Brentwood Private Equity III, LLC
Its:	General Partner

By	/s/ William M. Barnum, Jr.
Name: William M. Barnum, Jr.
Title: Managing Member

BRENTWOOD PRIVATE EQUITY III, LLC

By	/s/ William M. Barnum, Jr.
Name: William M. Barnum, Jr.
Title: Managing Member

WILLIAM M. BARNUM, JR.

By	/s/ William M. Barnum, Jr.
William M. Barnum, Jr.

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed, on behalf of each of us.

DATED: February 14, 2006
Date: February 14, 2006

BRENTWOOD-ZUMIEZ INVESTORS, LLC

By:	Brentwood Associates Private Equity III, L.P.
Its:	Managing Member

By	/s/ William M. Barnum, Jr.

Name: William M. Barnum, Jr.
Title: Managing Member of General Partner

BRENTWOOD ASSOCIATES PRIVATE EQUITY III, L.P.

By:	Brentwood Private Equity III, LLC
Its:	General Partner

By	/s/ William M. Barnum, Jr.
Name: William M. Barnum, Jr.
Title: Managing Member

BRENTWOOD ASSOCIATES PRIVATE EQUITY III-A, L.P.

By:	Brentwood Private Equity III, LLC
Its:	General Partner

By	/s/ William M. Barnum, Jr.
Name: William M. Barnum, Jr.
Title: Managing Member

BAPE III EXECUTIVE FUND, L.P.

By:	Brentwood Private Equity III, LLC
Its:	General Partner

By	/s/ William M. Barnum, Jr.
Name: William M. Barnum, Jr.
Title: Managing Member

BRENTWOOD PRIVATE EQUITY III, LLC

By	/s/ William M. Barnum, Jr.
Name: William M. Barnum, Jr.
Title: Managing Member

WILLIAM M. BARNUM, JR.

By	/s/ William M. Barnum, Jr.
William M. Barnum, Jr.